

September 16, 2011

Via Facsimile
Mr. Michael Eggers
Chief Financial Officer
RealNetworks, Inc.
2601 Elliot Avenue, Suite 1000
Seattle, WA 98121

> **Re:** **RealNetworks, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 16, 2011**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 9, 2011**
> **File No. 000-23137**

Dear Mr. Eggers:

We have reviewed your letter dated August 17, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 25, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Note 1 – Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 54

1.   Your response to prior comment 5 indicates that revenue for downloaded games is recognized once the game is delivered to the customer. However, we further note that

there are some online game play capabilities. Please tell us whether the online game play is considered essential to the functionality of the downloaded game.

2.   Additionally, your response to prior comment 5 indicates that the microtransactions relate to the purchase of virtual goods associated with your social games and revenue is recognized once the customer purchases the virtual goods. Please provide additional details regarding these transactions including whether the virtual goods are consumed over time by the customer, have a limited life or are perpetual.   In your response, please also tell us how you determined that immediate revenue recognition was appropriate including how you considered recognizing revenue as the item is consumed, over the life of the item or over the estimated life of the item or game if perpetual.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Note 15 – Commitment and Contingencies

Litigation, page 16

3.   We note the disclosure added on page 17 in response to prior comment 9 with respect to the Greenville Communications litigation indicates that you are unable to quantify the impact on your future "consolidated financial position or results of operations." Additionally, we note that the disclosure added with respect to the ASCAP litigation states your belief that the ultimate outcome of the proceeding will not have a material effect on your "financial position or results of operations." It is unclear whether you omitted the company's cash flows for a particular reason. Please confirm that in future filings your disclosure will provide information in the context of your financial statements as a whole, rather than any variation thereof. By its omission of reference to cash flows, such disclosure may imply that litigation could be material to the company's cash flows.

You may contact Jaime G. John, Staff Accountant at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief